Steinhoff
International Holdings Ltd

SUPPL

26 March 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. JD Group / Steinhoff International Holdings Limited – Joint announcement regarding – Firm Intention by Steinhoff to make an offer to acquire the entire issued share capital of JD Group and withdrawal of cautionary announcement (dated 16 March 2007);

2. Dealing in Securities by Directors (dated 22 March 2007); and

3. Unitrans Limited / Steinhoff International Holdings Limited – joint announcement regarding – Circular posted, Salient Dates and Amended Financial Effects (dated 23 March 2007).

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.
Directors: B.E. Steinhoff* (chairman), M.J. Jooste (chief executive officer), D.E. Ackerman', C.E. Daun*', K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (financial director), F.A. Sonn', N.W. Steinhoff*', I.M. Topping˙, D.M. van der Merwe, J.H.N. van der Merwe (chief financial officer), ('non-executive, ˙British, *German).
Alternate Directors: J.N.S. du Plessis, H.J.K. Ferreira, S.J. Grobler

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

JDG SHF
JDG SHF
JDG/SHF - Steinhoff/JDG - Firm Intention and Withdrawal of Cautionary

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1998/003951/06)
Share code: SHF
ISIN:ZAE000016176
(Steinhoff)

JD GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1981/009108/06)
Share code: JDG
ISIN:ZAE000030771
(JDG)

FIRM INTENTION BY STEINHOFF TO MAKE AN OFFER TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF JDG AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1. Introduction

1.1 Further to the joint cautionary announcement issued by Steinhoff and JDG (collectively the Companies) on Thursday, 8 March 2007 (the joint cautionary announcement) and the subsequent announcement issued by JDG on Monday, 12 March 2007, Steinhoff and JDG shareholders are hereby advised that Steinhoff has submitted a notice to the JDG board of directors, of its intention to acquire the entire issued ordinary share capital of JDG (the proposed merger) in exchange for the issue of new Steinhoff shares. The proposed merger is subject to the fulfilment of the conditions as set out in paragraph 5 below.

1.2 Steinhoff intends to implement the proposed merger by way of a scheme of arrangement in terms of Section 311 of the Companies Act No 61, 1973, as amended (the Companies Act) (the scheme) to be proposed by Steinhoff between JDG and all its ordinary shareholders (JDG shareholders) (the scheme members).

1.3 Following the joint cautionary announcement Steinhoff and JDG approached a select number of their respective major shareholders, the majority of whom have indicated their support for the proposed merger.

2. Rationale and benefits

2.1 Steinhoff is a vertically integrated distributor of furniture products and household goods, with retail interests in the Pacific Rim (Freedom), the United Kingdom (Homestyle Group plc (Homestyle)) and Hungary (Quattro Meubili). In South Africa Steinhoff is a substantially diversified industrial company and wishes to expand its existing retail activities, namely Pennypinchers, Timbercity and Unitrans Motors, through the proposed merger.

2.2 JDG, a mass consumer financier, is South Africa`s leading differentiated furniture, appliance and electronic goods retailer. JDG also owns Incredible Connection, a specialist IT retailer, and Hi-Fi Corporation, a mass discounter of electrical and electronic goods. JDG`s stated objective is to penetrate emerging markets bordered by first world infrastructures, hence its expansion into Central Europe via Poland. The proposed merger will fast track this expansion given Steinhoff`s presence in Europe.

2.3 Particular benefits of the proposed merger are as follows:

- the application of JDG`s credit expertise to initiate credit offerings in parts of Steinhoff`s retail businesses;
- the introduction of BEE shareholders into the South African operations of the enlarged group (Steinhoff SA) which will include the retail operations of JDG;
- complementary management skills and business acumen;
warehousing and distribution capabilities;
- new consumer finance initiatives;
- compatible cultures and value systems of both groups, accompanied by reciprocal enhancement of management skills and succession planning;
- the ability of JDG shareholders, through their receipt of Steinhoff shares, to enjoy Rand-hedge benefits;
- JDG`s management will add value to Steinhoff`s existing retail businesses resulting in their accelerated expansion;
- the merged entity will enjoy an elevated position in stock market indices with an anticipated larger pool of investors.

2.4 JDG shareholders will, following the implementation of the proposed merger, indirectly be invested in a South African empowered entity, with a diversified revenue stream and a much wider geographical spread of operations at group level.

3. Terms of the proposed merger

3.1 The proposed merger consideration

In terms of the scheme each JDG shareholder will receive 3.6 new Steinhoff shares for every 1 JDG share held on the record date of the scheme, rounded to the nearest whole number, credited as fully paid up (the share consideration). Approximately 651.5 million new Steinhoff shares will be issued (the Steinhoff consideration shares) in exchange for 100% of the JDG shares currently in issue.

The share consideration represents a premium of 5.1% and 0.1% to the 60 day and 30 day VWAP, respectively, of a JDG share up to Wednesday, 7 March 2007, being the last trading day prior to the release of the joint cautionary announcement.

JDG shareholders will be entitled to participate in any interim dividend declared by the JDG board for the six months ended 28 February 2007.

3.2 Mechanism

3.2.1 The scheme

It is Steinhoff`s preferred route to implement the proposed merger by way of a scheme to be proposed by Steinhoff between JDG and the JDG shareholders in terms of which Steinhoff, or its nominated subsidiary, will acquire all of the ordinary shares in JDG (the JDG shares).

Should the scheme be implemented, JDG will become a wholly-owned subsidiary of Steinhoff and the listing of its shares on the JSE Limited (JSE) will be terminated.

Steinhoff currently does not hold any shares in JDG.

3.2.2 The Substitute Offer

In the event that the scheme does not become operative for any reason, Steinhoff may, in its sole discretion, make a substitute share exchange offer to the scheme members in the same ratio as the share consideration.

4. Financial effects of the proposed merger

The unaudited pro forma financial effects of the proposed merger set out below are based on the annualised results of Steinhoff for the calendar year ended 31 December 2006 and the JDG results for the year

ended 31 August 2006. The unaudited pro forma financial effects are the responsibility of the boards of directors of the respective companies and have been prepared for illustrative purposes in order to assist shareholders of the companies in assessing the effects of the proposed merger on earnings, headline earnings, net asset value and net asset value adjusted for the elimination of goodwill per share.

4.1 Financial effects on Steinhoff

	Note	Before (cents)	After (cents)	% Change
Earnings per share	1	189	202	6.9
Headline earnings per share	1	196	206	5.1
Net asset value per share	2	1 018	1 549	52.2
Net asset value adjusted for the elimination of goodwill per share	2	812	810	(0.2)

Notes

1. The "Before" column sets out the annualised earnings and headline earnings per Steinhoff share for the calendar year ended 31 December 2006, calculated on the basis of the weighted average number of 1 141 million Steinhoff shares in issue throughout the period. The "After" column assumes that the proposed merger was implemented with effect from 1 January 2006 and it incorporates Steinhoff`s share of the earnings of JDG for the 12 months ended 31 August 2006, and based on a total weighted average number of 1 793 million Steinhoff shares in issue.
2. The "Before" column sets out the net asset value (NAV) and NAV adjusted for the elimination of goodwill per Steinhoff share as at 31 December 2006 based on 1 140 million Steinhoff shares in issue. The "After" column assumes that the proposed merger was implemented on 31 December 2006 and incorporates the additional 651.5 million new Steinhoff shares issued in terms of the share consideration. The excess of the share consideration over JDG`s NAV (the excess) has been notionally written off as goodwill in determining the above financial effects. This excess will have to be reviewed in terms of IFRS 3 - Business Combinations before it can be concluded that the full excess amount relates to goodwill.
3. The above pro forma financial effects do not take into account the possible impact of the Homestyle, Amalgamated Appliance Holdings Limited and Unitrans Limited transactions
4. The annualized earnings and headline earnings per share referred to in note 1 above have been calculated based on Steinhoff unaudited interim results for the six month period ended 31 December 2006 rolled for a twelve month period by the inclusion of Steinhoff audited results for the year ended 30 June 2006 less the 31 December 2005 unaudited interim results.

4.2 Financial effects on JDG shareholders

	Note	Before (cents)	After (cents)	% Change
Market Value per share	1,2	8 925	8 845	(0.9)
30 day VWAP per share	1,2	8 998	8 998	0.0
60 day VWAP per share	1,2	8 545	8 976	5.1
Earnings per share	3	827	726	(12.2)
Headline earnings per share	3	823	742	(9.8)
Net asset value per share	4	3 161	5 578	76.5
Net asset value adjusted for the elimination of goodwill per share	4	2 965	2 916	(1.6)

Notes

1. The "Before" market value is based on JDG`s closing price on Wednesday, 7 March 2006 and the 30 and 60 day VWAP up to and including Wednesday, 7 March 2006, being the date immediately preceding the joint cautionary announcement. The "After" column sets out the pro forma market value attributable to 3.6 Steinhoff shares on the basis of its market price and VWAP over the same period.
2. The above financial effects assume no change in Steinhoff`s market rating following the implementation of the proposed merger. It is possible for the reasons set out and implied in paragraph 2' above that the market rating of the merged entity will be greater than Steinhoff`s current market rating.
3. The "Before" column sets out JDG earnings and headline earnings per share for the 12 months ended 31 August 2006. The "After" column sets out the pro forma earnings and headline earnings per 3.6 Steinhoff shares based on the assumption that the share exchange was in effect from 1 January 2006.
4. The "Before" column sets out the NAV and NAV adjusted for the elimination of goodwill per share of JDG as at 31 August 2006. The "After" column sets out the pro forma NAV and NAV adjusted for the elimination of goodwill attributable to 3.6 Steinhoff shares, on the assumption that the proposed merger became effective on 31 December 2006.
5. Conditions precedent

The proposed merger is, inter alia, subject to the fulfilment or waiver (where possible) of the following conditions precedent:

- the passing by Steinhoff shareholders of the requisite resolutions required to implement the proposed merger at a general meeting of Steinhoff shareholders;
- the scheme being approved by a majority representing not less than three fourths of the votes exercisable by the scheme members present and voting, either in person or by proxy, at the scheme meeting;
- the scheme being sanctioned by the High Court of South Africa; a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar of Companies in terms of the Companies Act;
- the approval of the proposed merger by the Competition Authorities as contemplated in the Competition Act, No 89 of

1998, as amended;

- insofar as may be necessary all regulatory consents being received, including the consent of the JSE, the Securities Regulation Panel (SRP), the South African Reserve Bank, and any other regulatory authorities to the extent required; and
- the JSE granting a listing of the Steinhoff consideration shares.

6. Board of directors

Following the implementation of the proposed merger, Mr David Sussman will join the Board of Steinhoff as Deputy Executive Chairman and Mr Markus Jooste will remain as Chief Executive Officer of the merged entity.

Shareholders of both companies are advised that Dr Len Konar is currently a Non-executive director of both companies.

7. Introduction of BEE

An integral component of the proposed merger is the introduction of a Consortium of BEE shareholders ("BEE Consortium") as a substantial equity participant in the merged entity. It is envisaged that a BEE Consortium will acquire a 15% interest in the Southern African operations of the merged entity for a market related consideration on terms and conditions to be agreed.

After constructive discussions with the Public Investment Corporation ("PIC"), as a material shareholder in both companies, surrounding the rationale and benefits of the proposed merger, the PIC in principle supports the proposed merger. The PIC has accordingly indicated that it intends voting in favour of the resolutions to be proposed at the relevant shareholder meetings in respect of all of its shares then held (directly and indirectly) in Steinhoff and JDG respectively.

The PIC currently holds (directly and indirectly) 15,63% and 15,70% in JDG and Steinhoff respectively.

8. Opinion and recommendation

8.1. Independent expert

Ernst & Young Corporate Finance (Pty) Ltd (E&Y) has been appointed by JDG to advise on whether or not the proposed share consideration is fair and reasonable (the Fair and Reasonable Opinion) to the JDG shareholders. E&Y has completed preliminary valuations of both JDG and Steinhoff and has advised that the proposed share consideration is fair and reasonable to JDG shareholders as at 15 March 2007. E&Y`s opinion will be finalised in due course and a copy of E&Y`s opinion will be contained in the circular to JDG shareholders referred to in paragraph 9 below.

8.2. Board of directors of Steinhoff

The board of directors of Steinhoff have considered the terms and conditions of the proposed merger and unanimously recommend that Steinhoff shareholders vote in favour of the transaction at the Steinhoff general meeting to be convened for the purposes of considering, and, if deemed fit, approving the proposed merger.

All of the directors of Steinhoff who own shares in Steinhoff intend to vote in favour of the resolutions to be proposed at the Steinhoff general meeting.

8.3 Board of directors of JDG

A committee comprising the independent non-executive directors of JDG has considered the proposed share consideration and the receipt of the aforesaid preliminary Fair and Reasonable Opinion from E&Y. Following a positive recommendation of the committee the Board of JDG unanimously recommends that JDG shareholders vote in favour of the scheme. All of the directors of JDG who own shares in JDG intend to vote in favour of the scheme.

8.4 Directors responsibility statement (Rule 20.3 of the Code on Takeovers and Mergers of the SRP)

The directors of Steinhoff and JDG accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Steinhoff and JDG (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

9. Salient dates and documentation

Circulars containing details of the proposed merger and the scheme will be posted to Shareholders of the respective companies in due course.

A further announcement setting out the salient dates of the proposed merger will be made in due course.

10. Withdrawal of cautionary announcements

Steinhoff and JDG shareholders are advised that as a result of the publication of this announcement, the relevant cautionary announcements are now withdrawn.

Johannesburg
16 March 2007

Investment bank and transaction sponsor to Steinhoff	Investment advisor and transaction sponsor to JDG
(Investec Bank)	(ABSA Capital)
Sponsor to Steinhoff & JDG	Legal advisors to JDG
(PSG)	(Feinsteins)
Independent advisors to JDG	
(Ernst & Young Corporate Finance)	

Date: 16/03/2007 17:09:59 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff - Dealing In Securities By Directors
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share Code: SHF ISIN: ZAE000016176
("Steinhoff")
DEALING IN SECURITIES BY DIRECTORS

COMPANY : Steinhoff International Holdings Ltd
NAME : Christiaan Johannes Hattingh van Niekerk
STATUS : Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 20 March 2007
CENTS PER SHARE : Sold at 2244
NUMBER OF SECURITIES TRANSACTED : 98 996 shares
TOTAL RAND VALUE OF SECURITIES : R 2 221 470.24
CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Sale
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 20 March 2007

NAME : Gavin Mark van der Merwe
STATUS : Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 20 March 2007
CENTS PER SHARE : Sold at 2244
NUMBER OF SECURITIES TRANSACTED : 16 053 shares
TOTAL RAND VALUE OF SECURITIES : R 360 229.32
CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Sale
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 20 March 2007

NAME : Peter Mark Griffiths
STATUS : Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 20 March 2007
CENTS PER SHARE : Sold at an average price of

2373

NUMBER OF SECURITIES TRANSACTED	:	57 000 shares
TOTAL RAND VALUE OF SECURITIES	:	R 1 352 610.00
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Sale
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	20 March 2007

SPONSOR: PSG Capital Limited
22 March 2007
Date: 22/03/2007 16:00:49 Produced by the JSE SENS Department.

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UTR/SHF - Unitrans/Steinhoff - Circular Posted 23 Mar 2007

SHF UTR
SHF UTR

UTR/SHF - Unitrans/Steinhoff - Circular Posted, Salient Dates and Amended Financial Effects

UNITRANS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share code: UTR & ISIN: ZAE000007670
("Unitrans" or "the company")

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")

Circular Posted, Salient Dates and Amended Financial Effects

1. Introduction

1.1 In an announcement on SENS and in the press on 21 February 2007, Unitrans shareholders were advised that the company had received an offer from Steinhoff for the acquisition of the business of Unitrans, as a going concern, through a wholly-owned subsidiary of Steinhoff ("Steinhoff Newco") ("the disposal").

1.2 A circular to Unitrans shareholders containing details of the disposal and ancillary transactions as set out in paragraph 2 below (collectively "the transaction") and notice of a general meeting for the approval thereof, convened for Friday, 13 April 2007 at 08:00, was posted yesterday.

1.3 The net effect of the transaction is that Unitrans shareholders, other than Steinhoff, will ultimately receive Steinhoff shares. Steinhoff currently holds 60,76% of the issued share capital of Unitrans.

Details of the transaction are set out hereunder.

2. The transaction

2.1 Steinhoff and Unitrans have reached agreement, subject to the fulfillment of the conditions precedent, in terms of which:

2.1.1 Unitrans will dispose of the Unitrans business as a going concern to Steinhoff Newco, by means of a disposal in terms of section 228 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act");

2.1.2 Unitrans shareholders may elect to exchange their Unitrans shares for Steinhoff shares, in terms of an initial share exchange offer and subject to the disposal being approved, in the ratio of 2 Steinhoff shares for every Unitrans share held on Friday, 4 May 2007 ("the initial share exchange offer"). Unitrans shareholders who fail or decline to exchange their Unitrans shares in respect of the initial share exchange offer will receive Steinhoff shares pursuant to an ultimate share exchange (as set out in paragraph 2.1.5 below);

2.1.3 Steinhoff Newco will, as purchase consideration for the Unitrans business, credit the books of account of Steinhoff Newco with a loan account claim in favour of Unitrans of R4 471 959 314, which amount will be reduced by liabilities assumed by Steinhoff Newco in terms of a disposal agreement ("the Unitrans loan account claim"). The amount of the Unitrans loan account claim was determined on the basis of Unitrans` market capitalization based on its 30-day volume weighted average price up to and including 6 February 2007, being the date immediately preceding the date on which the independent directors of Unitrans, in principle,

accepted the transaction;

2.1.4 Unitrans will, by way of a distribution in terms of section 90 of the Companies Act, distribute the Unitrans loan account claim to Unitrans shareholders who are recorded in the register as Unitrans shareholders on Friday, 25 May 2007, pro rata to their Unitrans shareholdings ("the distribution"); and

2.1.5 Unitrans shareholders (other than Steinhoff) recorded in the register as Unitrans shareholders on Friday, 25 May 2007 will, immediately after the distribution, be deemed to have ceded their Unitrans loan account claims to Steinhoff, in accordance with the terms and conditions forming part of the Unitrans loan account claim, in exchange for Steinhoff shares on the basis of a Unitrans minority shareholder receiving 2 Steinhoff shares for every Unitrans share held on Friday, 25 May 2007 ("the ultimate share exchange").

2.2 Each of the components of the transaction (i.e. the initial share exchange offer, the disposal, the distribution and the ultimate share exchange) form part of one indivisible transaction.

2.3 Subject to the fulfillment of the conditions precedent and implementation of the distribution, Unitrans will own no assets and, in terms of the Listings Requirements, will not be eligible for continued listing. Therefore, the JSE has agreed to suspend the listing of Unitrans from commencement of trade on Monday, 21 May 2007 and to terminate the listing of Unitrans from the commencement of trade on Tuesday, 29 May 2007.

2.4 Subject to the passing (and registration by the Registrar of Companies, where required), of the resolutions which are to be proposed at the general meeting, Unitrans will be wound up in terms of sections 349 and 350 of the Companies Act by way of a members` voluntary winding up. The winding up will commence on the date of registration of the relevant special resolution, whereafter a liquidator will be appointed to continue with the winding up process, which is expected to be completed in approximately 12 months. During this period, all costs will be borne by Steinhoff Newco which will have acquired all the assets of Unitrans. There will be no assets or liabilities remaining in Unitrans and accordingly no final liquidation distribution will be made to Unitrans shareholders.

3. Financial effects of the transaction on a Unitrans shareholder

3.1 The pro forma financial effects set out below are the responsibility of the directors of Unitrans and are pro forma only.

3.2 The unaudited pro forma financial effects have been prepared for illustrative purposes in order to assist shareholders of Unitrans to assess the effects of the transaction. Based on the assumption that the transaction:

3.2.1 for purposes of the earnings and headline earnings per share calculations, had been effective for the calendar year ended 31 December 2006; and

3.2.2 for purposes of net asset value and net asset value adjusted for the elimination of goodwill, had been effective on 31 December 2006,

the effects of the transaction on a Unitrans minority shareholder holding 100 Unitrans shares would have been as follows:

	Before (per 100 Unitrans shares) (R)	After (per 200 Steinhoff shares) (R)	Percentage change (%)
Attributable:			
Market value(1)	4 976.00	5 059.28	1,7

Earnings(2)	434,7	381,3	(12,3)
Headline earnings (2)	457,1	394,4	(13,7)
Net asset value(3)	2 296	2 045	(10,9)
Net asset value adjusted for the elimination of goodwill(3)	2 023	1 636	(19,1)

Notes

(1) The "Before" column reflects Unitrans` 30 day volume weighted average price attributable to 100 Unitrans shares as at 6 February 2007 (the date preceding the date upon which the independent directors of Unitrans accepted, in principle, the transaction). The "After" column reflects the pro forma market value attributable to these shares arrived at on the basis of Steinhoff`s pro forma "After" headline earnings per share, capitalised at its implied price earnings multiple applicable to Steinhoff`s 30 day volume weighted average price attributable to these shares over the same period and Steinhoff`s historically reported headline earnings per share of 173 cents for the year ended 30 June 2006.

(2) The "Before" column reflects the annualised earnings and headline earnings for the calendar year ended 31 December 2006 attributable to 100 Unitrans shares. The "After" column reflects the annualised pro forma earnings and headline earnings of Steinhoff attributable to 200 Steinhoff shares, before the inclusion of transaction costs (including STC), on the assumption that the initial share exchange offer and the ultimate share exchange were in effect throughout the 12 months ended 31 December 2006. The annualised earnings and headline earnings per share referred to in this note have been calculated based on both Unitrans` and Steinhoff`s unaudited interim results for the 6 month period ended 31 December 2006 rolled for a 12 month period by the inclusion of the respective company`s audited results for the year ended 30 June 2006, less the 31 December 2005 unaudited interim results.

(3) The "Before" column represents the net asset value and net asset value adjusted for the elimination of goodwill attributable to 100 Unitrans shares as at 31 December 2006, whereas the "After" column represents the pro forma net asset value of Steinhoff as at that date, adjusted for the initial share exchange offer and the ultimate share exchange, attributable to 200 Steinhoff shares, on the assumption that the transaction became effective on 31 December 2006.

4. salient dates

Salient dates pertinent to the transaction are as follows:

	2007
Circular posted to Unitrans shareholders on	Thursday, 22 March
Proxies to be lodged in respect of the general meeting by 08:00 on	Wednesday, 11 April
General meeting of Unitrans shareholders to be held at 08:00 on	Friday, 13 April
Announcement regarding the results of the general meeting and transaction	Friday, 13 April

unconditional released on SENS on
Announcement regarding the results of Monday, 16 April
the general meeting and transaction
unconditional published in the press
on
Subject to the transaction being
approved at the general meeting:
Last day to trade in Unitrans shares   Wednesday, 25 April
to qualify for participation in the
initial share exchange offer
Shares trade "ex" the initial share   Thursday, 26 April
exchange offer
Record date for the initial share   Friday, 4 May
exchange offer
Forms of acceptance and surrender in   Friday, 4 May
respect of shareholders who elect to
accept the initial share exchange
offer to be lodged by 12:00 on
Steinhoff shares issued pursuant to   Monday, 7 May
the initial share exchange offer
listed on the JSE at the commencement
of trade on
In respect of certificated   Monday, 7 May
shareholders who accept the initial
share exchange offer, Steinhoff share
certificates issued pursuant to the
initial share exchange offer posted
by registered post at the risk of
shareholders on or about
In respect of ematerialized   Monday, 7 May
shareholders who accept the initial
share exchange offer, their accounts
at their CSDP or broker updated with
the initial share exchange offer on
Effective date of the disposal   Tuesday, 8 May
Lodgement of special resolution in   Friday, 11 May
respect of the liquidation of
Unitrans
Last day to trade in Unitrans shares   Friday, 18 May
to qualify for participation in the
distribution and ultimate share
exchange
Unitrans listing suspended on the JSE Monday, 21 May
from commencement of trade on
Record date for the distribution and   Friday, 25 May
the ultimate share exchange
Steinhoff shares issued pursuant to   Monday, 28 May
the ultimate share exchange listed on
the JSE at the commencement of trade
on
In respect of certificated   Monday, 28 May
shareholders, Steinhoff share
certificates issued pursuant to the
ultimate share exchange posted by
registered post at the risk of
shareholders on or about
In respect of ematerialized   Monday, 28 May
shareholders, their accounts at their
CSDP or broker updated with the

ultimate share exchange on
Unitrans listing terminated on the JSE from commencement of trade on | Tuesday, 29 May

Note

(1) The above dates and times are subject to amendment. Details of any such amendment will be released on SENS and published in the press.

(2) No dematerialisation or rematerialisation of Unitrans shares may take place between Thursday, 26 April 2007 and Friday, 4 May 2007 (both days inclusive), or after Friday, 18 May 2007.

Johannesburg
23 March 2007

Corporate adviser and sponsor
- PSG CAPITAL -

Reporting accountants and auditors
- DELOITTE & TOUCHE -

Legal adviser
- CLIFFE DEKKER -

Independent adviser
- PRICEWATERHOUSECOOPERS Corporate Finance -

Date: 23/03/2007 15:08:01 Produced by the JSE SENS Department.

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